November 4, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter

Kevin Stertzel

Asia Timmons-Pierce

Jay Ingram

Re:	Satellogic Inc.

Amendment No. 2 to Registration Statement on Form F-4

Filed October 19, 2021

File No. 333-258764

Ladies and Gentlemen:

Satellogic Inc. (the “Company”) previously filed Amendment No. 2 to Registration Statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) on October 19, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated November 3, 2021. The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comment. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form F-4

Nettar Group Inc. Unaudited Financial Statements

2 Revenue from Contracts and Contract Liabilities, page F-7

1.	We note you recognized revenue of $1,706 thousand for the six months ended June 30, 2021. At a minimum, please address the following:

•	Describe your company’s performance obligations.

•	Discuss if your company recognizes revenue over time or at a point in time.

•	Describe how you determine and allocate transaction prices.

•	Describe any variable consideration and how you account for such items.

Refer to paragraphs 110 through 129 of IFRS 15 and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages F-6 and F-9 of the Amended Registration Statement.

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Securities and Exchange Commission

November 4, 2021

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954)768-8210 or perezf@gtlaw.com.

Very truly yours,

Flora R. Perez, Esq.

cc:	Rick Dunn, Satellogic Inc.

Adam Brajer, CF Acquisition Corp. V

Javad Husain, Hughes Hubbard & Reed LLP